

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2011

Via Email
Mr. W. Major Chance
Chief Executive Officer
ActivCare at Bressi Ranch, LLC
9619 Chesapeake Drive
San Diego, CA 92123

> **Re: ActivCare at Bressi Ranch, LLC**
> **Offering Statement on Form 1-A**
> **Filed September 27, 2011**
> **File No. 024-10299**

Dear Mr. Chance:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Who May Invest

1. We note your response to comment 4. Please revise to indicate that the Income Property Group intends to exercise its discretion concerning transfers to ensure that the company remains within one of the IRS "safe harbors" from being treated as being a publically traded partnership.

Description of Our Business, page 29

2. We have considered your responses to the comments related to the projected operating budget, projected cash flow and projected internal rates of return. It appears that you have not provided a reasonable basis for including the noted projections. The noted projections do not appear to be consistent with Item 10(b)(1) of Regulation S-K. As such, it appears to us that your projections noted on pages 34 through 46 should be removed from the offering statement.

Management, page 57

3.   We note your response to prior comment 14 from our letter dated September 20, 2011. In
the context of your existing disclosure, the reference to "valuations provided to [y]our
manager" is unclear. Please revise to further clarify this statement. In addition, please
advise us how you considered Section 11 of the Securities Act in the context of this
statement.

Obligations to Other Entities, page 68

4.   Please revise to update the disclosure concerning the Health Care Group.

Material Federal Income Tax Consequences, page 74

5.   We note your statement in your offering circular that "THE TAXATION OF MEMBERS
OF A LIMITED LIABLILTY COMPANY IS HIGHLY COMPLEX … <u>EACH
PROSPECTIVE INVESTOR MUST CONSULT ITS OWN TAX ADVISER
CONCERNING HIS OR HER OWN FEDERAL INCOME TAX SITUATION AND
THE TAX CONSEQUENCES OF AN INVESTMENT IN US</u>." (Emphasis added)
Your disclaimer implies that investors are not entitled to rely on the tax opinion.
Investors are entitled to rely upon the tax opinion. Please revise your statement
accordingly.

Exhibit C

6.   We note the statement in the first paragraph of your draft tax opinion that "you have
asked for our opinion regarding <u>certain</u> U.S. federal income tax matters." (Emphasis
added) Your statement implies that counsel may be omitting a material tax consequence.
Please revise your tax opinion accordingly.

7.   We note the statement in the second to last paragraph of your draft tax opinion that the
opinion may not be "relied upon for any purpose by any other person …" Investors are
entitled to rely on the opinion being expressed. Please remove or modify this statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director